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EXHIBIT 99.3

HYDROGENICS CORPORATION
PROXY

Annual and Special Meeting of the Shareholders of Hydrogenics Corporation
to be held on Tuesday, May 17th, 2005

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
OF HYDROGENICS CORPORATION

The undersigned shareholder of HYDROGENICS CORPORATION (the "Company") hereby appoints PIERRE RIVARD, President and Chief Executive Officer or, failing him, R. RANDALL MACEWEN, Vice President, Corporate Development, General Counsel and Corporate Secretary, all being directors and/or officers of the Company, or instead of any of the foregoing                                                   ,(1) as proxy of the undersigned, with full power of substitution, to attend at, and vote and act for and on behalf of the undersigned in respect of all matters that may come before the annual and special meeting of shareholders of the Company (the "Meeting") to be held on Tuesday, May 17, 2005 at 10:00 a.m. (Toronto time) and at all adjournments thereof and, without limiting the general authority conferred by this proxy, the undersigned specifically directs such proxyholder as follows:

(1)
To VOTE FOR ☐ or WITHOLD FROM VOTING ☐ or, if no specification is made, VOTE FOR, the reappointment of PricewaterhouseCoopers LLP as auditors and the authorization of the Audit Committee of the board of directors to fix their remuneration;
(2)
To VOTE FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR, the special resolution to amend the Company's articles of incorporation to increase the maximum number of directors permitted therein from nine to 12, as set out in the accompanying Management Proxy Circular and any amendments or variations thereto that may come before the Meeting;
(3)
To VOTE FOR ☐ or WITHOLD FROM VOTING ☐ or, if no specification is made, VOTE FOR, the resolution to fix the term of directors such that each elected director will hold office until the next annual meeting of shareholders or until his successor is elected or appointed, and for the election as directors of the nominees set out in the accompanying Management Proxy Circular;
(4)
To VOTE FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR, the resolution to amend the Corporation's stock option plan to provide for an increase in the number of common shares issuable thereunder from 9,964,404 common shares to 12,000,000 common shares, as set out in the accompanying Management Proxy Circular and any amendments or variations thereto that may come before the meeting; and
(5)	Such other business as may properly come before the meeting.
Executed on the day of , 2005.(2)
Number of Common Shares
(3) Signature of Shareholder
Name of Shareholder (please print clearly)

NOTES:

(1)
A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)
Please date this proxy. If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

(3)
To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company at 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 no later than 5:00 p.m. (Toronto time) on Friday, May 13, 2005, or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting.

(4)
Reference is made to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

(5)
If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(6)
If an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy. In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker, intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the section entitled "How You Can Vote" in the accompanying Management Proxy Circular and carefully follow the instructions of their intermediaries.

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  EXHIBIT 99.3